UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         SCHEDULE 13G - Amendment No. 1

                    Under the Securities Exchange Act of 1934

                           Bennett Environmental Inc.
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                                (Name of Issuer)

                                  Common Shares
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                         (Title of Class of Securities)

                                    081906109
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                                 (CUSIP Number)

                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)
|X|      Rule 13d-1(c)
|_|      Rule 13d-1(d)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Sec 1745 (6/01)

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CUSIP No. 081906109                       13G
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         1    NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Canada Pension Plan Investment Board / Not applicable
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         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |_|
                                                                     (b) |_|
              Not applicable
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         3    SEC USE ONLY

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         4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Canada
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                    5    SOLE VOTING POWER

                         962,400
NUMBER OF           ------------------------------------------------------------
SHARES              6    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                 -0-
THE                 ------------------------------------------------------------
REPORTING           7    SOLE DISPOSITIVE POWER
PERSON
WITH                     962,400
                    ------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         -0-
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         9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

                   962,400
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         10        CHECK BOX IF THE AGREGATE AMOUNT IN ROW (9)
                   EXCLUDES CERTAIN SHARES

                   |_|
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         11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   4.49%
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         12        TYPE OF REPORTING PERSON*

                   CO
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

Item 1(a). Name of Issuer

      The name of the issuer is Bennett Environmental Inc. (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices

      The principal executive offices of the Company are located at Suite 208, 1540 Cornwall Road, Oakville, Ontario L6J 7W5, Canada.

      Item 2(a). Name of Person Filing

This statement is being filed by Canada Pension Plan Investment Board ("CPP Investment Board").

Item 2(b). Address of Principal Business Office or, if none, Residence

      The address of the principal business office of the reporting person is One Queen Street East, Suite 2600, Toronto, Ontario M5C 2W5, Canada.

Item 2(c). Citizenship

      Canada.

Item 2(d). Title of Class of Securities

      The securities to which this statement relates are Common Shares (the "Shares") of the Company.

Item 2(e). CUSIP Number

      The CUSIP number of the Shares is 081906109.

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      Not applicable.


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

Item 4. Ownership

            (a) As of December 31, 2005, CPP Investment Board directly owned 962,400 Shares.

            (b) The Shares directly owned by CPP Investment Board represented approximately 4.49% of the issued and outstanding Shares as of December 31, 2005.

            (c) As of December 31, 2005, CPP Investment Board had the sole power to vote or to direct the voting of the Shares and had the sole power to dispose of or to direct the disposition of the Shares.

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |X|

Item 6. Ownership of More than Five Percent on Behalf of Another Person

                     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      Not applicable.

Item 9. Notice of Dissolution of Group

                     Not applicable.

Item 10. Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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

                                   Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. As of December 31, 2005


                                        Canada Pension Plan Investment Board


                                        By: /s/ J. H. Butler
                                           -------------------------------------
                                        Name:   J. H. Butler
                                        Title:  Vice President -
                                                General Counsel and
                                                Corporate Secretary




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